No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May 2007

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

English translation of Notice Concerning Acquisition of the Company’s Own Shares

Exhibit 2:

English translation of Notice Concerning Purchase of the Company’s Own Shares through ToSTNeT-2

Exhibit 3:

English translation of Notice Concerning Results of Purchase of the Company’s Own Shares through ToSTNeT-2

Exhibit 4:

On May 24, 2007, American Honda Motor Co., Inc. announced that the new $15 million Acura Design Studio officially opened its doors, assuming a key role in the development of new concepts and designs that will lead directly to future Acura products. With state-of-the-art design technologies and a work layout focused on improving collaboration, the new design studio represents the next step in the advance of the Acura brand.

Exhibit 5:

On May 25, 2007, Honda Motor Co., Ltd. announced its automobile production, domestic sales, and export results for the month of April 2007. Honda achieved a new record for overseas and worldwide production for the month of April. (Ref.#C07-051)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: June 21, 2007

[Translation]

May 15, 2007

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takeo Fukui
President and Representative Director

Notice Concerning Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares as set forth in the Articles of Incorporation of the Company pursuant to Article 165, Paragraph 2, of the Company Law)

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on May 15, 2007, resolved that the Company will purchase its own shares pursuant to Article 156 of the Company Law, which applies pursuant to Article 165, Paragraph 3, of that law.

Particulars

1.	Basis for Acquisition of the Company’s own shares

The Company resolved to acquire its own shares for the purpose of enhancing its capital efficiency and enabling greater flexibility in its capital policies.

2.	Details of the acquisition

(1)	Type of shares to be acquired:

Shares of Common Stock

(2)	Maximum number of shares to be acquired:

10,000,000 shares (0.55 % of the issued shares)

(3)	Maximum amount of acquisition:

38 billion yen

(4)	Period of acquisition:

Starting on May 16, 2007 and ending on June 12, 2007

Reference:	The Company’s own shares held as of May 15, 2007
	Total number of shares outstanding (excluding treasury stock):	1,823,036,896 shares
	Total number of treasury stock:	11,791,534 shares

[Translation]

May 18, 2007

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takeo Fukui
President and Representative Director

Notice Concerning Acquisition of the Company’s Own Shares through ToSTNeT-2

Honda Motor Co., Ltd. (the “Company”) determined as follows with respect to the specific method of acquiring its own shares pursuant to Article 156 of the Company Law, which applies pursuant to Article 165, Paragraph 3, of that law.

Particulars

1.	Method of acquisition

The Company will purchase the shares over the Tokyo Stock Exchange at 8:45 a.m. on May 21, 2007, at a price of 4,160 yen per share, which is the closing price of the Company shares as of today, May 18, 2007. The Company will make the purchase through ToSTNeT-2 (as a closing-price transaction); it will not use any other trading system or time. The purchase order will be valid only for the time designated for the transactions.

2.	Details of acquisition

(1)	Type of shares to be acquired:

Shares of Common Stock

(2)	Total number of shares the Company plans to acquire:

9,134,000 shares

Note 1:	The total number of shares the Company plans to acquire will not be changed. Depending on market conditions and other factors, a part or all of the transaction may not be performed.

Note 2:	The purchase will be made based on selling orders corresponding to the number of shares planned to be acquired.

3.	Disclosure of acquisition

The results of the acquisition will be disclosed after the completion of the transaction, which will start at 8:45 a.m. on May 21, 2007.

Reference:	Outline of the plan to acquire the Company’s own shares resolved at the meeting of the board of directors held on May 15, 2007

(1) Type of shares to be acquired:	Shares of Common Stock

(2) Maximum number of shares to be acquired:	10,000,000 shares

(3) Maximum amount of acquisition:	38 billion yen

(4) Period of acquisition:	Starting on May 16, 2007 and ending on June 12, 2007

Progress as of May 18, 2007

Total number of shares acquired: 0

Total amount of shares acquired: 0 yen

[Translation]

May 21, 2007

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takeo Fukui
President and Representative Director

Notice Concerning Results of Acquisition of the Company’s Own Shares through ToSTNeT-2

As notified on May 18, 2007, Honda Motor Co., Ltd. (the “Company”) acquired its own shares as follows. All the acquisition of the Company’s own shares pursuant to the resolution of the board of directors at its meeting held on May 15, 2007 has been completed with this purchase.

Particulars

1.	Basis for acquisition

For the purpose, among others, of enhancing its capital efficiency and enabling greater flexibility in its capital policies.

2.	Types of shares acquired

Shares of Common Stock

3.	Total number of shares the Company acquired

8,204,000 shares

4.	Price

4,160 yen per share (Total amount of shares acquired: 34,128,640,000 yen)

5.	Date of acquisition

May 21, 2007

6.	Method of acquisition

Purchase through ToSTNeT-2 (as a closing-price transaction) over the Tokyo Stock Exchange

Reference:	Outline of the plan to acquire the Company’s own shares resolved at the meeting of the board of directors held on May 15, 2007

	(1) Type of shares to be acquired:	Shares of Common Stock

	(2) Maximum number of shares to be acquired:	10,000,000 shares

	(3) Maximum amount of acquisition:	38 billion yen

	(4) Period of acquisition:	Starting on May 16, 2007 and ending on June 12, 2007

Progress as of May 21, 2007

	Total number of shares acquired:	8,204,000 shares

	Total amount of shares acquired:	34,128,640,000 yen

Acura Design Studio Opens; Will Lead to Creation of Future Acura Vehicles

– New California Facility Designed as “Green Building” –

TORRANCE, Calif., U.S.A., May 24, 2007– The new $15 million Acura Design Studio officially opened its doors, assuming a key role in the development of new concepts and designs that will lead directly to future Acura products. With state-of-the-art design technologies and a work layout focused on improving collaboration, the new design studio represents the next step in the advance of the Acura brand.

Acura Design Studio Exterior

Designed to achieve a high level of energy efficiency, the studio also is expected to be certified as a Leadership in Energy and Environmental Design (LEED) building by the U.S. Green Building Council (USGBC). A number of measures were adopted in the design and construction of the studio, with the goal of achieving LEED gold certification.

“This Acura Design Studio will help conceive and design the future of Acura,” said Toshihiko Nonaka, president of Honda R&D Americas (HRA). “Our goal here is to create emotional designs that create a strong and distinct image for Acura products.”

A number of Acura models, including the Acura MDX luxury sport utility vehicle and Acura TL luxury performance sedan, have been designed, developed and engineered by HRA. Moving Acura design activities into a state-of-the-art independent studio provides a more clear focus to advance the unique character of the Acura brand.

“The effort to distinguish Acura in the marketplace begins with design,” said Dick Colliver, executive vice president of American Honda Motor Co., Inc. and the Acura Division. “The Acura Design Studio will be critical in our efforts to deliver products at the right times and ahead of the competition.”

Key technologies in the Acura Design Studio include a computer-generated virtual simulator that enables design stylists to display virtual vehicles in a one-to-one ratio. Other features in the facility design include the parallel arrangement of the interior and exterior design areas on the styling floor to better enable collaboration of designers involved in a new vehicle.

As the latest expansion of HRA product design and development capabilities in North America, the Acura Design Studio joins the Honda Design Studio in Torrance, Calif. and the Advanced Design Studio in Pasadena, Calif. to further HRA’s existing Los Angeles Center for research and design.

A celebratory groundbreaking for the Acura Design Studio was conducted March 27, 2006, marking the 20th anniversary of the creation of the Acura brand. Acura was the world’s first Japanese luxury nameplate and the first Japanese luxury automaker to design, develop and manufacturer its vehicles in North America. Today, nearly two-thirds of all Acura vehicles sold in America are researched, designed, developed and assembled exclusively in North America.

In the effort to achieve a Gold rating by the USGBC, the Acura Design Studio includes many energy-saving attributes such as an Energy Star reflective roof to reduce heat gain and lower air conditioning requirements; reclaimed water used for landscaping; and an intelligent lighting system that makes greater use of natural light. Honda has other LEED gold certified facilities in Gresham, Oregon and Raymond, Ohio.

HRA began its operations in California in 1976 with local market research activities and has steadily grown its capabilities over the past 30 years to include all aspects of new vehicle design and development.

With the addition of the Acura Design Studio, the company operates 13 major R&D facilities in North America with more than 1,200 designers, engineers and support personnel engaged in the development of automobiles, motorcycles and power equipment products for North America and global markets. HRA’s major centers include the Los Angeles Center (Torrance, CA) responsible for market research, concept development and styling design; the Ohio Center (Raymond, OH) responsible for complete product development, testing and support of North American supplier development; and two dynamic test facilities in California and Ohio; and the North Carolina Center (Swepsonville, NC) responsible for power equipment R&D.

Ref.#C07-051

Honda Achieves Record Monthly Overseas and Worldwide Auto Production

May 25, 2007– Honda Motor Co., Ltd. today announced its automobile production, domestic sales, and export results for the month of April 2007. Honda achieved a new record for overseas and worldwide production for the month of April.

<Production>

Due to increased production for both the domestic and overseas markets, domestic production experienced a year-on-year increase for the 11th consecutive month (since June 2006).

Due mainly to increased production in North America and Europe, overseas production experienced a year-on-year increase for the 21st consecutive month (since August 2005). Honda achieved new production records in North America, the U.S., Europe, and China for the month of April. Honda also set a new monthly record for overseas production for the month of April.

Due to an increase in both domestic and overseas production, worldwide production experienced a year-on-year increase for the 21st consecutive month (since August 2005). Honda also achieved a new monthly record for the month of April.

<Japan Domestic Sales>

Due to a decrease in new vehicle registrations, total domestic sales experienced a year-on-year decline for the fourth consecutive month (since January 2007).

Due primarily to increased sales of Fit, all-new Crossroad and Stream, new vehicle registrations in April experienced year-on-year increase for the first time in thirteen months (since March 2006).

Though sales of Vamos increased, due mainly to a decrease in sales of Zest and Life, sales of mini-vehicles experienced a year-on-year decline for the second consecutive month (since March 2007).

<Vehicle registrations - excluding mini vehicles>

Fit was the industry’s third best selling car among new vehicle registrations, with sales of 7,268 units and ranked as Honda’s best selling car for the month of April. The sales result for Stream was 4,277 units.

<Mini vehicles - under 660cc>

Life was the industry’s sixth best selling car among mini-vehicles for the month of April, with sales of 6,748 units. The sales result for Zest was 3,401 units.

<Exports from Japan>

Due mainly to increased exports to the U.S. and Asia, total exports experienced a year-on-year increase for the 11th consecutive month (since June 2006).

PRODUCTION, SALES, EXPORTS (April 2007)

Production

	April		Year-to-Date Total (Jan. - Apr. 2007)
	Units	vs’06	Units	vs’06
Domestic (CBU+CKD)	110,718	+7.4%	455,520	+5.3%
Overseas (CBU only)	199,673	+7.7%	829,971	+9.0%

Worldwide Total	310,391	+7.6%	1,285,491	+7.7%

Production by Region

	April		Year-to-Date Total (Jan. - Apr. 2007)
	Units	vs’06	Units	vs’06
North America	117,128	+6.2%	488,576	+3.2%
(USA)	83,546	+8.0%	348,766	+3.9%
Europe	19,218	+29.6%	77,213	+15.8%
Asia	53,829	-0.4%	229,062	+18.3%
(China)	30,980	+3.8%	130,240	+26.1%
Others	9,498	+55.0%	35,120	+26.7%

Overseas Total	199,673	+7.7%	829,971	+9.0%

Japan Domestic Sales

Vehicle type	April		Year-to-Date Total (Jan. - Apr. 2007)
	Units	vs’06	Units	vs’06
Registrations	29,753	+3.8%	141,443	-5.5%
Mini Vehicles	17,792	-24.0%	79,635	-8.0%

Honda Brand Total	47,545	-8.7%	221,078	-6.4%

Exports from Japan

	April		Year-to-Date Total (Jan. - Apr. 2007)
	Units	vs’06	Units	vs’06
North America	28,044	-2.4%	126,862	+11.4%
(USA)	26,580	+12.2%	120,209	+20.0%
Europe	8,002	-14.5%	43,082	-13.0%
Asia	3,276	+93.6%	8,255	+25.3%
Others	12,833	+9.2%	46,851	+26.2%

Total	52,155	+1.2%	225,050	+8.6%